UPDATED CALCULATION OF REGISTRATION FEE

		Proposed Maximum	Proposed Maximum
Title of Each Class of	Amount To Be	Aggregate Price Per	Aggregate Offering	Amount of
Securities To Be Registered	Registered	Unit	Price	Registration Fee

Notes offered hereby	$2,010,000.00	100.00%	$2,010,000.00	$61.71(1)

(1)	The filing fee is calculated in accordance with Rule 457(r) under the Securities Act. There are unused registration fees of $89,490.41 that have been paid in respect of securities offered from Eksportfinans ASA’s Registration Statement No. 333–140456, of which this pricing supplement is a part. After giving effect to the $61.71 registration fee for this offering, $89,428.70 remains available for future offerings. No additional registration fee has been paid with respect to this offering.
PRICING SUPPLEMENT NO. 65 dated September 20, 2007
To Prospectus Supplement and Prospectus dated February 5, 2007 and
Product Supplement No. 1 dated April 12, 2007
Relating to the Eksportfinans ASA U.S. Medium-Term Note Program
Filed pursuant to Rule 424(b)(3)
Registration Statement No. 333-140456
Natixis Securities North America Inc.
Reverse Convertible Notes

Issuer:	Eksportfinans ASA

Issuer Rating:	AAA (Moody’s)/AA+ (Standard & Poor’s)/AAA (Fitch)

Specified Currency:	U.S. Dollars

Agent:	Natixis Securities North America Inc. 9 West 57th St. New York, NY 10019

Agent Acting in the Capacity as:	Principal

Coupon Payment Frequency:	Quarterly

Offerings:	This pricing supplement relates to 2 separate offerings of notes, each of which is linked to one, and only one, Reference Share. You may participate in any or all of the note offerings. This pricing supplement does not, however, allow you to purchase a note linked to a basket of some or all of the Reference Shares described below.

	Initial	Coupon			Share		Aggregate
Reference Share	Reference	Rate	Knock-In	Knock-In	Redemption		Face Amount	Fees and	Proceeds	CUSIP/ISIN
(Ticker)	Level	Per Annum	Level	Price	Amount	Maturity Date	of Notes	Commissions	to Issuer	of Notes

Centene Corporation (CNC)	$20.91	13.60%	65%	$13.592	47.8240	September 25, 2008	$1,010,000.00	$22,220.00	$987,780.00	28264QKU7/US28264QKU75
Rowan Companies, Inc. (RDC)	$37.56	11.00%	70%	$26.292	26.6241	September 25, 2008	$1,000,000.00	$22,000.00	$978,000.00	28264QKV5/US28264QKV58

Trade Date:	September 20, 2007

Original Issue Date:	September 25, 2007

Determination Date:	For both notes maturing on September 25, 2008 the Determination Date will be September 22, 2008.

Interest Payment Dates:	For both notes maturing on September 25, 2008, interest is paid quarterly in arrears on the following dates: December 24, 2007; March 25, 2008; June 25, 2008 and September 25, 2008.

Initial Reference Level:	For each note offering, the reference level of the applicable Reference Share, as determined by the calculation agent, on the Trade Date.

Final Reference Level:	For each note offering, the closing price of the applicable Reference Share quoted by the Relevant Exchange, as determined by the calculation agent, on the Determination Date.

Redemption Amount:	The Redemption Amount payable for each note offering on the Maturity Date in respect of each $1,000.00 face amount will be:

• If the closing price of the applicable Reference Share quoted by the Relevant Exchange has not been below the Knock-In Price of that Reference Share on any Trading Day during the period from the Trade Date up to and including the Determination Date (the Knock-In Level Trigger), as determined by the calculation agent in its sole discretion, a cash payment of $1,000.00 (i.e. 100.00% of the face amount), or

• If the Knock-In Level Trigger has occurred, (a) a cash payment of $1,000.00 (i.e. 100.00% of the face amount), if the Final Reference Level of the applicable Reference Share on the Determination Date is equal to or greater than the Initial Reference Level of that Reference Share, as determined by the calculation agent in its sole discretion, or (b) a number of Reference Shares equal to the Share Redemption Amount, if the Final Reference Level of that Reference Share on the Determination Date is less than the Initial Reference Level of that Reference Share.

Share Redemption Amount:	The Share Redemption Amount payable on the Maturity Date, if applicable, will be the number of Reference Shares per note that you hold. This amount is equal to the $1,000.00 face amount of the note divided by the Initial Reference Level of the applicable Reference Share. You will receive cash in lieu of fractional shares in an amount equal to the fractional share amount multiplied by the Final Reference Level of the applicable Reference Share.

Denomination/ Principal:	Minimum denominations of $1,000.00 and integral multiples thereof.

Calculation Agent:	Natixis Derivatives Inc. 9 West 57th St., 35th Floor Attn: General Counsel Telephone No.: +1 212 891 6137 Facsimile No.: +1 212 891 1922

      Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this terms supplement or the accompanying prospectus supplements and prospectus. Any representation to the contrary is a criminal offense.
      The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

Additional Terms Specific to the Notes
      You should read this pricing supplement together with the prospectus dated February 5, 2007, as supplemented by the prospectus supplement dated February 5, 2007 relating to our medium-term notes of which these notes are a part, and the more detailed information contained in product supplement no. 1 dated April 12, 2007. This pricing supplement, together with the documents listed below, contains the terms of the notes and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Risk factors” in the accompanying product supplement no. 1 and the accompanying prospectus supplement, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.
      You may access these documents on the SEC Web site at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC Web site): http://www.sec.gov/ Archives/edgar/data/700978/000115697307000604/u52418e424b2.htm Our Central Index Key, or CIK, on the SEC Web site is 700978. As used in this pricing supplement, the “Company,” “we,” “us,” or “our” refers to Eksportfinans ASA.
Selected Risk Considerations
      An investment in the notes involves significant risks. Investing in the notes is not equivalent to investing directly in the Reference Shares. These risks are explained in more detail in the “Risk factors” section, beginning on page PS-9 of the accompanying product supplement no. 1 and beginning on page S-4 of the accompanying prospectus supplement.
Additional Information
      Unless otherwise stated, all information contained herein on the Reference Shares and on the issuers of the Reference Shares (each a Reference Issuer) is derived from publicly available sources and is provided for informational purposes only.
      Each of the Reference Shares is registered under the Exchange Act. Companies with securities registered under the Exchange Act are required periodically to file certain financial and other information specified by the SEC. Information provided to or filed with the SEC can be inspected and copied at the public reference facilities maintained by the SEC at Room 1580, 100 F Street, NE, Washington, DC 20549 and copies of such material can be obtained from the Public Reference Section of the SEC, 100 F Street, NE, Washington, DC 20549, at prescribed rates. You may obtain information on the operation of the Public Reference Room by calling 1-800-SEC-0330. In addition, information provided to or filed with the SEC electronically can be accessed through a website maintained by the SEC. The address of the SEC’s website is www.sec.gov.
      In addition, information regarding the Reference Issuers may be obtained from other sources including, but not limited to, press releases, newspaper articles and other publicly disseminated documents. We make no representation or warranty as to the accuracy or completeness of these reports.
      This pricing supplement relates only to the notes offered hereby and does not relate to the Reference Shares. We have derived all disclosures contained in this pricing supplement regarding the Reference Issuers from the publicly available documents described in the preceding paragraphs. Neither we nor the agent nor its affiliates have participated in the preparation of such documents or made any due diligence inquiry with respect to any of the Reference Issuers in connection with the offering of the notes. Neither we nor the agent nor its affiliates make any representation that such publicly available documents or any other publicly available information regarding any of the Reference Issuers are accurate or complete. Furthermore, we cannot give any assurance that all the events occurring prior to the date of this pricing supplement (including events that would affect the accuracy or completeness of the publicly available documents described in the preceding paragraph) that would affect the trading price of any of the Reference Shares (and therefore the Initial Reference Level and the Knock-In Level and Redemp-

tion Amount) have been publicly disclosed. Subsequent disclosure of any such events or the disclosure of or failure to disclose material future events concerning any of the Reference Issuers could affect the value you will receive on the Maturity Date with respect to the notes and therefore the market value of the notes. Neither we nor any of our affiliates have any obligation to disclose any information about the Reference Issuers after the date of this pricing supplement.
      Neither we nor any of our affiliates makes any representation to you as to the performance of the Reference Shares. As a prospective purchaser of notes, you should undertake such independent investigation of the Reference Issuers as in your judgment is appropriate to make an informed decision with respect to an investment in the Reference Shares.
      Any historical upward or downward trend in the price of any of the Reference Shares during any period shown in this pricing supplement is not an indication that the price of those Reference Shares is more or less likely to increase or decrease at any time during the term of the notes. You should not take the historical performance levels as an indication of future performance of any of the Reference Shares. We cannot assure you that the future performance of any of the Reference Shares will result in your receiving the face amount of your notes on the Maturity Date. The actual performance of any of the Reference Shares over the life of the notes may bear little relation to the historical levels shown in this pricing supplement.
Hypothetical Returns on the Notes
      The tables of hypothetical returns contained in this pricing supplement set out the total return to the Maturity Date of a note, based on the assumptions outlined in the introduction to each respective table of hypothetical returns and several variables, which include (a) whether the Knock-In Level Trigger has occurred and (b) several hypothetical closing prices for the Reference Shares on the Determination Date or at any time during the life of the notes. These figures are provided for purposes of illustration only. They should not be taken as an indication or prediction of future investment results and are intended merely to illustrate the effect that various hypothetical Reference Share values could have on the Redemption Amount, assuming all other variables remain constant.
      The information in the tables of hypothetical returns reflects hypothetical rates of return on the notes assuming they are purchased on the Original Issue Date and held to the Maturity Date. If you sell your notes prior to the Maturity Date, your return will depend upon the market value of your notes at the time of sale, which may be affected by a number of factors that are not reflected in the table below. For a discussion of some of these factors, see “Risk factors” beginning on page PS-9 of the accompanying product supplement no. 1 and beginning on page S-4 of the accompanying prospectus supplement.
      The tables of hypothetical returns assume no Market Disruption Event, Adjustment Event or Settlement Disruption Event occurs. Also, the hypothetical rates of return shown below do not take into account the effects of applicable taxes. Because of the U.S. tax treatment applicable to the notes, tax liabilities could affect the after-tax rate of return on your notes to a comparatively greater extent than the after-tax return on the Reference Shares.
      The market price of each of the Reference Shares has been volatile in the past, and their performance cannot be predicted for any future period. The actual performance of the Reference Shares over the life of the notes, as well as the Redemption Amount payable, may bear little relation to the hypothetical return examples set forth in the tables of hypothetical returns or to the historical price of the Reference Shares set forth in this pricing supplement.

Supplemental Information Regarding Taxation in the United States
      The amount of the stated interest rate on each of the notes that constitutes interest on the Deposit (as defined in the accompanying product supplement no. 1) is set forth in the table below.
      Deposit Interest for both Notes maturing on September 25, 2008 equals 4.88%. The Put Premium is the Interest Rate minus the Deposit Interest.
      Please refer to “Taxation in the United States” beginning on page PS-16 of the accompanying product supplement no. 1.
Supplemental Plan of Distribution
      The notes are being purchased by Natixis Securities North America Inc. (the agent) as principal, pursuant to a terms agreement dated as of September 20, 2007 between the agent and us. The agent has agreed to pay our out-of-pocket expenses in connection with the issuance of the notes.
      See “Supplemental plan of distribution” beginning on page PS-19 of the accompanying product supplement no. 1.

Description of Centene Corporation

ISIN:	US15135B017
Relevant Exchange:	NYSE
     According to its publicly available documents, Centene Corporation is a multi-line healthcare enterprise operating primarily in two segments: Medicaid Managed Care and Specialty Services. Information provided to or filed with the SEC by Centene Corporation pursuant to the Exchange Act can be located on the SEC’s website by reference to SEC file number 000-33395.
Historical Performance of Centene Corporation
     The following table sets forth the published intra-day high, low and closing prices of the Reference Shares since December 31, 2003. We obtained the information in the tables below from Bloomberg without independent verification.

Period	High	Low	Period End

2004
First Quarter	$16.450	$13.145	$15.295
Second Quarter	19.435	15.000	19.275
Third Quarter	21.755	17.850	21.290
Fourth Quarter	29.910	21.405	28.350
2005
First Quarter	$34.860	$27.840	$29.990
Second Quarter	33.990	25.110	33.580
Third Quarter	37.380	25.030	25.030
Fourth Quarter	26.650	18.000	26.290
2006
First Quarter	$29.310	$22.850	$29.170
Second Quarter	29.070	23.300	23.530
Third Quarter	23.760	13.600	16.440
Fourth Quarter	26.940	16.260	24.570
2007
First Quarter	$26.610	$20.920	$20.990
Second Quarter	23.980	19.480	21.420
Third Quarter (through September 19, 2007)	22.820	18.270	20.910
Table of Hypothetical Returns
     The following examples illustrate the rate of return on the notes for a range of hypothetical Final Reference Levels on the Determination Date, based on an Initial Reference Level of $20.91 and a Knock-In Level of $13.592. In these examples, the Knock-In Level Trigger never occurs during the life of the notes. In each example, the Redemption Amount is paid in cash.

			12 Month
Assumed Closing Price	Value of	4 Quarterly	Total Return
of Worst Performing Reference Shares	Payment at	Interest
on Determination Date (Centene Corporation)	Maturity	Payments	$	%

Greater than: $20.91	$1,000.00	$136.00	$1,136.00	13.6000%
$20.91	$1,000.00	$136.00	$1,136.00	13.6000%
$18.47	$1,000.00	$136.00	$1,136.00	13.6000%
$16.03	$1,000.00	$136.00	$1,136.00	13.6000%
$13.60	$1,000.00	$136.00	$1,136.00	13.6000%
     The following examples illustrate the rate of return on the notes for a range of hypothetical Final Reference Levels on the Determination Date, based on an Initial Reference Level of $20.91 and a Knock-In Level of $13.592. In these examples, the Knock-In Level Trigger occurred at some point during the life of the notes.

			12 Month
Assumed Closing Price	Value of	4 Quarterly	Total Return
of Worst Performing Reference Shares	Payment at	Interest
on Determination Date (Centene Corporation)	Maturity	Payments	$	%

Greater than: $20.91	$1,000.00	$136.00	$1,136.00	13.600%
$20.91	$1,000.00	$136.00	$1,136.00	13.600%
$18.82	$900.00	$136.00	$1,036.00	3.600%
$16.73	$800.00	$136.00	$936.00	-6.400%
$14.64	$700.00	$136.00	$836.00	-16.400%
$10.04	$600.00	$136.00	$736.00	-26.400%
$ 8.36	$500.00	$136.00	$636.00	-36.400%
$ 4.01	$400.00	$136.00	$536.00	-46.400%
$ 3.01	$300.00	$136.00	$436.00	-56.400%
$ 0.80	$200.00	$136.00	$336.00	-66.400%
$ 0.40	$100.00	$136.00	$236.00	-76.400%
$ 0.00	$0.00	$136.00	$136.00	-86.400%

Description of Rowan Companies, Inc.

ISIN:	US7793821007
Relevant Exchange:	NYSE
     According to its publicly available documents, Rowan Companies, Inc. is a major provider of international and domestic contract drilling services. Rowan Companies, Inc. also owns and operates a manufacturing division that produces equipment for the drilling, mining and timber industries. Information provided to or filed with the SEC by Rowan Companies, Inc. pursuant to the Exchange Act can be located on the SEC’s website by reference to SEC file number 001-5491.
Historical Performance of Rowan Companies, Inc.
     The following table sets forth the published intra-day high, low and closing prices of the Reference Shares since December 31, 2003. We obtained the information in the tables below from Bloomberg without independent verification.

Period	High	Low	Period End

2004
First Quarter	$24.670	$20.800	$21.090
Second Quarter	24.640	20.620	24.330
Third Quarter	27.050	21.870	26.400
Fourth Quarter	27.000	23.610	25.900
2005
First Quarter	$32.920	$24.830	$29.930
Second Quarter	30.840	25.040	29.710
Third Quarter	37.600	29.400	35.490
Fourth Quarter	38.880	29.530	35.640
2006
First Quarter	$45.530	$38.010	$43.960
Second Quarter	47.950	33.250	35.590
Third Quarter	36.690	30.470	31.630
Fourth Quarter	37.280	29.640	33.200
2007
First Quarter	$33.460	$29.720	$32.470
Second Quarter	41.170	33.390	40.980
Third Quarter (through September 19, 2007)	45.700	35.330	37.560
Table of Hypothetical Returns
     The following examples illustrate the rate of return on the notes for a range of hypothetical Final Reference Levels on the Determination Date, based on an Initial Reference Level of $37.56 and a Knock-In Level of $26.292. In these examples, the Knock-In Level Trigger never occurs during the life of the notes. In each example, the Redemption Amount is paid in cash.

			12 Month
Assumed Closing Price	Value of	4 Quarterly	Total Return
of Worst Performing Reference Shares	Payment at	Interest
on Determination Date (Rowan Companies, Inc.)	Maturity	Payments	$	%

Greater than: $37.56	$1,000.00	$110.00	$1,110.00	11.0000%
$37.56	$1,000.00	$110.00	$1,110.00	11.0000%
$33.80	$1,000.00	$110.00	$1,110.00	11.0000%
$30.05	$1,000.00	$110.00	$1,110.00	11.0000%
$26.30	$1,000.00	$110.00	$1,110.00	11.0000%
     The following examples illustrate the rate of return on the notes for a range of hypothetical Final Reference Levels on the Determination Date, based on an Initial Reference Level of $37.56 and a Knock-In Level of $26.292. In these examples, the Knock-In Level Trigger occurred at some point during the life of the notes.

			12 Month
Assumed Closing Price	Value of	4 Quarterly	Total Return
of Worst Performing Reference Shares	Payment at	Interest
on Determination Date (Rowan Companies, Inc.)	Maturity	Payments	$	%

Greater than: $37.56	$1,000.00	$110.00	$1,110.00	11.000%
$37.56	$1,000.00	$110.00	$1,110.00	11.000%
$33.80	$900.00	$110.00	$1,010.00	1.000%
$30.05	$800.00	$110.00	$910.00	-9.000%
$26.29	$700.00	$110.00	$810.00	-19.000%
$18.03	$600.00	$110.00	$710.00	-29.000%
$15.02	$500.00	$110.00	$610.00	-39.000%
$7.21	$400.00	$110.00	$510.00	-49.000%
$5.41	$300.00	$110.00	$410.00	-59.000%
$1.44	$200.00	$110.00	$310.00	-69.000%
$0.72	$100.00	$110.00	$210.00	-79.000%
$0.00	$0.00	$110.00	$110.00	-89.000%